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FEB 21 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65859 68167

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Tolarus Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

106 East Sixth Street, Suite 900
(No. and Street)

Austin (City) Texas (State) 78701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Klann, Managing Director (512) 626-3842
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 West Courtyard Drive, Ste 500 (Address) **Austin** (City) **Texas** (State) **78730** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

QR 2/22/12

OATH OR AFFIRMATION

I, Jason Klann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Tolarus Capital Advisors, LLC**, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Director
Title

Notary Public

RUBEN INFANTE, JR.
MY COMMISSION EXPIRES
August 20, 2013

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

TOLARUS CAPITAL ADVISORS, LLC

Financial Statements and Supplementary Schedule
December 31, 2011

(With Independent Auditor's Report Thereon)

TOLARUS CAPITAL ADVISORS, LLC
Index to Financial Statements and Supplemental Schedule
December 31, 2011

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Tolarus Capital Advisors, LLC:

We have audited the accompanying statement of financial condition of Tolarus Capital Advisors, LLC (the "Company") as of December 31, 2011, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tolarus Capital Advisors, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
January 24, 2012

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • CHICAGO • DALLAS • HOUSTON
SAN FRANCISCO • SEATTLE

TOLARUS CAPITAL ADVISORS, LLC
Statement of Financial Condition
December 31, 2011

ASSETS		
Cash	$	71,920
TOTAL ASSETS	$	71,920
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and other liabilities	$	100
Total liabilities		100
Members' Equity		71,820
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	71,920

See accompanying notes to financial statements

TOLARUS CAPITAL ADVISORS, LLC
Statement of Operations
For the Year Ended December 31, 2011

REVENUES		
Advisory services	$	136,675
Total revenues		136,675
EXPENSES		
Insurance		7,872
Rent		2,827
Professional fees		5,982
Business licenses and permits		1,770
Advertising and promotion		369
Dues and subscriptions		1,915
Other expenses		1,731
Total expenses		22,466
NET INCOME BEFORE INCOME TAX		114,209
Income tax expense		-
NET INCOME	$	114,209

See accompanying notes to financial statements

TOLARUS CAPITAL ADVISORS, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2011

	Total Members' Equity
Balance at December 31, 2010	$ 85,870
Contributions	-
Distributions	(128,259)
Net income	114,209
Balance at December 31, 2011	$ 71,820

See accompanying notes to financial statements

TOLARUS CAPITAL ADVISORS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities:		
Net income	$	114,209
Changes in operating assets and liabilities:		
Accounts receivable		45,000
Other assets		500
Accounts payable and other liabilities		(400)
Net cash provided by operating activities		159,309
Cash flows from financing activities:		
Distributions from members' equity		(128,259)
Net cash used in financing activities		(128,259)
Net increase in cash		31,050
Cash at beginning of year		40,870
Cash at end of year	$	71,920
Supplemental Disclosures of Cash Flow Information:		
Interest paid	$	-
Income taxes paid	$	-

See accompanying notes to financial statements

TOLARUS CAPITAL ADVISORS, LLC

Notes to the Financial Statements

December 31, 2011

Note 1 - Nature of Business

Tolarus Capital Advisors, LLC (the "Company") was organized in October 2008 as a Texas limited liability company. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph K(2)(i) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The operations of the Company are limited to corporate financial advisory services, including mergers and acquisitions advisory, as well as private placements of equity or debt securities. The Company's customers consist primarily of corporations, institutional investors and accredited individual investors in Texas.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less.

Customer Funds

The Company is approved to sell private securities. The Company is not approved to hold customer funds on account. From time to time, the Company may accept funds from customers for deposit into an escrow account at a bank. Those funds will be held separate from the general funds of the Company in a custodial account.

Revenue Recognition

The Company's advisory services agreements are typically structured with some form of retainer payment along with a success fee tied to the closing of a transaction. The success fee is usually a percentage of the transaction value or capital raise. Retainers are either due at signing, payable on a monthly basis or tied to certain milestones. Retainers are recognized as revenue upon reaching the appropriate event for payment, as aforementioned. Success fees are 100% at risk and are recognized as revenue only upon closing of the transaction with the customer.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and accounts receivable from customers. Cash is deposited in demand accounts in federally insured domestic institutions to minimize risk.

Note 2 - Significant Accounting Policies (continued)

Income Taxes
The Company elected to be taxed as a partnership under the provisions of the Internal Revenue Code. As a result, all federal income tax liability or expense is paid by the members of the Company.

The Company is subject to Texas franchise tax. The tax is based on taxable margin, as defined under the law, rather than being based on federal taxable income. For the year ended December 31, 2011, the Company's Texas franchise tax expense was not significant.

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash equivalents, accounts payable and accrued expense, approximate their fair values due to their short maturities.

Management Review
The Company has evaluated subsequent events through January 24, 2012, the date the financial statements were available to be issued.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Significant Provisions of the Company's Limited Liability Agreement

The two members made an initial capital contribution of $15,000 each in exchange for a 50% membership interest in the Company (500 units each). The member shall not be obligated to make any further capital contribution to the Company; and are not liable for any debts, obligations or liabilities of the Company, solely by reason of being such member or acting (or omitting to act) in such capacity or participating in the conduct of the business of the Company. A member may withdraw from the Company at any time in line with the member agreement.

The Company's profits and losses shall be allocated to each member in proportion to their membership units owned.

Note 3 - Significant Provisions of the Company's Limited Liability Agreement (continued)

The Company's life is perpetual unless it is dissolved. The Company can be dissolved as a result of the following events: decision of the members to dissolve the Company; death, retirement, resignation, expulsion, bankruptcy or dissolution of a member, or the sale or disposition of all or substantially all of the Company's assets.

Upon wind down or dissolution of the Company, the members shall be entitled to receive, after paying or making reasonable provision for all of the Company's creditors to the extent required by the Agreement, the remaining funds of the Company.

Note 4 - Commitments and Contingencies

Lease Commitments
The Company leases office space under an operating lease. Lease expense was $2,827 for the year ended December 31, 2011. The total amount of base lease payments is being charged to expense on the straight-line method over the term of the lease.

The Company has no lease commitments greater than twelve months in duration.

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company maintains various forms of insurance, and includes indemnification protections in client engagement contracts, that collectively the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 5 - Concentrations

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and cash equivalents.

The Company recognized advisory service revenues in excess of 10% of total advisory services from several customers in 2011. The following is a summary of the percentages of advisory service revenues as of and for the year ended December 31, 2011.

	Percent of Revenues
Customer A	12%
Customer B	14%
Customer C	15%
Customer D	17%
Customer E	12%
Customer F	10%
Customer G	18%

Note 6 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital, aggregate indebtedness and net capital requirements of $71,820, $100 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.00 to 1.

Note 7 - Related Party Transactions

The Members provide management services for the Company. The Members currently receive no compensation for these services.

Schedule I

TOLARUS CAPITAL ADVISORS, LLC

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2011

Total members' equity qualified for net capital	$ 71,820
Deductions and/or charges	
Non-allowable assets:	-
Total deductions and/or charges	-
Net capital before haircuts on securities	71,820
Haircuts on securities	-
Net capital	$ 71,820
Aggregate indebtedness	
Accounts payable and other liabilities	$ 100
Total aggregate indebtedness	$ 100
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 66,820
Ratio of aggregate indebtedness to net capital	0.00

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2011 as reported by Tolarus Capital Advisors, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See accompanying notes to financial statements

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of Tolarus Capital Advisors, LLC:

In planning and performing our audit of the financial statements of Tolarus Capital Advisors, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, TX
January 24, 2012